WALGREEN CO.
200 Wilmont Road
Deerfield, IL 60015
(847) 940-2500

                                  February 18, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:     Jeffrey P. Riedler
                     Assistant Director

Ladies and Gentlemen:

We received your comment letter dated February 3, 2010, regarding our Schedule 14A filed November 24, 2009 (File Number 001-00604).

We expect to submit our response no later than March 12, 2010, which will allow sufficient time for an internal review of our response at all appropriate levels.

                                  Sincerely,

                                 /s/ Dana I. Green
                                  Dana I. Green
                                  Executive Vice President,
                                  General Counsel and Secretary